SUBSCRIPTION AGREEMENT
FOR
CUBO BEVERAGES

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This investment Agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between Cubo Beverages, Inc., a Delaware Corporation (the "**Company**"), and You, the undersigned investor ("**Investor**").

1.	Subscription. Investor hereby subscribes for and agrees to purchase shares of Class A Preferred Stock (the "**Preferred Stock**" or "**Shares**") of the Company at $0.9737 per share ($0.8276 per share for early bird subscribers as described on the Portal) ("**Purchase Price**") subject to the terms and conditions set forth in this Agreement. This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933. The rights of the Shares are as set forth in the Amended and Restated Certificate of Incorporation and Bylaws of the Company included as part of the Offering Materials (defined below). Investor understands that the Shares are being offered pursuant to offering material filed with the SEC as part of the Regulation Crowdfund offering submission ("**Offering Materials**"). If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution or bankruptcy of, or any other event or proceeding affecting Investor.

In order to purchase Preferred Stock, Investor must:

	a.	Complete this Agreement. To invest in the Shares, please follow the instructions on the website maintained by WeFunder (the "**Portal**"). Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

	b.	Provide payment for the full purchase price for the Shares. To invest in the Shares, please follow the instructions on the Portal.

2.	Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares of Preferred Stock than Investor subscribes to purchase or may choose not to sell any shares of Preferred Stock to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase shares of the Preferred Stock as described in this Agreement and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3.	Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. <u>Voting</u>. The holders of Preferred Stock shall not have voting rights except as set forth in the charter and bylaws of the Company and as required by law. The holders of Preferred Stock shall be considered limited shareholders for the purpose of any election, meeting, consent instrument, or waiver of notice under any provision of law now in force or later enacted.

5. <u>Dividends</u>. Holders of Preferred Shares may receive dividends as, if and when declared by the Company's board of directors (the "Board") and at such rates as is determined by the Board. Such dividends shall be non-cumulative and paid only out of funds that are legally available therefor. So long as any shares of Preferred Stock are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock unless the same dividend has been declared and paid on the Preferred Shares. Notwithstanding anything in this Agreement to the contrary, no dividends or other distributions shall be paid to any shareholders of the Company if the payment of such dividend or distribution would violate the law.

6. <u>Representations, Warranties, and Covenants of the Investor</u>. Investor represents and warrants to, and covenants with, the Company that:

   a. <u>Acknowledgment</u>. Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal or is linked through the WeFunder portal, including but not limited to, the Form C and all of its exhibits and the Company's Amended and Restated Articles of Incorporation.

   b. <u>Evaluate Risks</u>. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

   c. <u>Investor Advised to Seek Representation</u>. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Preferred Stock constitutes legal, tax, or investment advice. Investor has been advised to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Preferred Stock.

   d. <u>Authority; Binding Agreement</u>. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

e.   <u>Indemnity</u>. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

f.   <u>Investor Suitability Requirements.</u> No investment limits are imposed on investors who are accredited investors as that term is defined in 17 CFR §230.501. If Investor is not accredited then: 1) if investor's annual income or net worth is less than $107,000, Investor's subscription amount cannot exceed 5 percent of the greater of Investor's annual income or net worth; or 2) if Investor's annual income or net worth is greater than $107,000, cannot exceed the greater of 10 percent of the Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

g.   <u>Domicile</u>. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided to the Portal.

h.   <u>The Company May Rely On These Representations</u>. Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended. Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933, as amended, based in part upon Investor's representations contained in this Agreement. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

i.   <u>Purchase for Investment</u>. Investor is purchasing the Shares solely for investment purposes, and not for further distribution. Investor's entire legal and beneficial ownership interest in the Shares is being purchased and shall be held solely for Investor's account, except to the extent Investor intends to hold the Shares jointly with a spouse. Investor is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Shares.

7.   <u>Representations and Warranties of the Company</u>. As of the date of this Subscription Agreement, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

(c)   The material provided by the Company on the Portal is accurate and correct.

8.   No Recommendation. Investor acknowledges that the Preferred Stock has not been recommended by any federal or state authority or regulatory commission, nor have they confirmed the accuracy or determined the adequacy of the Company's disclosures; and that no business technical service provider has assessed the merits of this offering.

9.   No Revocation. Once an Investor has executed an Investment Agreement and submitted funds, such subscription may not be revoked without the consent of the Company.

10.   Limitations on Transfer; Right of First Refusal.

(a)   Limitations on Transfers.

(i)   Investor shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, take a pledge of or otherwise receive or acquire) any Preferred Stock except in compliance with this Agreement, the Company's Certificate of Incorporation, as amended from time to time, bylaws, and any applicable state or federal securities laws, including rules and regulations thereunder.

(ii)   Investor acknowledges that any notice of issuance for the Preferred Stock, including any notice of issuance delivered upon any transfer of the Preferred Stock, will bear the following legends:

(A)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS REGISTERED UNDER THE ACT AND SUCH LAWS OR QUALIFIES FOR AN EXEMPTION THEREFROM."

(B) "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(iii) Investor further acknowledges that for a period of one year beginning when the Preferred Stock is issued, such Preferred Stock may not be transferred except to the following (collectively "**Permitted Transferees**"):

(A) to the Company;
(B) to an accredited investor, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933;
(C) as part of an offering registered with the US Securities and Exchange Commission; or
(D) to a Close Family member of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a Close Family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

"Close Family" means (x) any spouse, domestic partner, child, parent, sibling, grandparent or grandchild or (y) any other close relative (including adoptive and in-law relationships) approved in good faith by the Company.

(b) Right of First Refusal.

(1) In the event that any holder of Preferred Stock ("**Stockholder**") proposes to transfer all or any Preferred Stock, whether such Preferred Stock is held now or acquired hereafter by such Stockholder, to any person other than a Permitted Transferee, the Company or its assignee and the non-transferring Preferred Stockholders shall have a right of first refusal on the terms described below to purchase the Preferred Stock proposed to be transferred (the "**Subject Stock**"). Each transferring Stockholder agrees to enter into a non-binding term sheet or other non-binding agreement in principle with the proposed transferee on the material terms of the proposed transfer, and promptly thereafter such transferring Stockholder shall give written notice (the "**Transfer Notice**") to the Company or its assignee and each of the non-transferring Stockholders of the proposed transfer. The Transfer Notice shall describe in reasonable detail the material terms of the proposed transfer, including, without limitation, the number and type of Subject Stock, the proposed transfer price and consideration to be paid, and the name and address of the proposed transferee.

(2)   The Company or its assignee shall have ten (10) business days following the ROFR Trigger Date (as defined below) to agree to purchase all of the Subject Stock at the price and upon the terms specified in the Transfer Notice (subject to clause (e) below) by giving written notice to the transferring Stockholder of its intent to purchase the Subject Stock. Notwithstanding the foregoing, the Company or its assignee may purchase less than all of the Subject Stock if any of the non-transferring Stockholders exercise his or her right to purchase under clause (c) below such that, in the aggregate, all of the Subject Stock will be purchased by the Company or its assignee and the non-transferring Stockholders exercising their right of first refusal. As used herein, "**ROFR Trigger Date**" shall mean the date of delivery of the Transfer Notice or the date on which the Fair Market Value of any non-cash consideration is determined pursuant to clause (e) below, whichever is later.

(3)   In the event the Company or its assignee refuses or fails to deliver written notice of intent to purchase all of the Subject Stock within such ten (10) business day period, the transferring Stockholder shall promptly notify the Company and the non-transferring Stockholders in writing (and in any event within five (5) business days) after the expiration of such period (the "**Second Notice**"). The Company or its assignee and the non-transferring Stockholders shall have ten (10) business days following delivery of the Second Notice to agree to purchase, in the aggregate, all of the Subject Stock at the price and upon the terms specified in the Transfer Notice (subject to clause (d) below) by giving written notice to the transferring Stockholder and stating the number of Shares to be purchased by the Company or its assignee and each non-transferring Stockholder electing to exercise his or her right of first refusal. If the non transferring Stockholders desire to purchase more of the Subject Stock than the amount which is to available to purchase, the Subject Stock shall be allocated for purchase on a pro rata basis among such desiring non-transferring Stockholders based on their respective ownership percentages in the Company (and excluding, for purposes of such calculation, the transferring Stockholder and all non-transferring Stockholders not desiring to purchase Preferred Stock in such round) (the "**Allocation**"). If any non-transferring Stockholder elects to purchase fewer Subject Stock than is available to him or her under the Allocation, then the Company or its assignee and any other non-transferring Stockholders electing to exercise the right of first refusal hereunder may purchase the remaining Subject Stock. The closing of the sale of Preferred Stock to the non-transferring Stockholders and the Company or its assignee shall take place no later than sixty (60) days following delivery of the Second Notice to the non-transferring Stockholders.

(4)   After complying with the notice provisions described above in this Section, and subject to the terms and conditions of this Section regarding drag-along below, in the event the Company or its assignee or the non-transferring Stockholders fail to deliver notice of intent to purchase, in the aggregate, all of the Subject Stock in accordance with clauses (b) and (c) above, the transferring Stockholder may, not later

than ninety (90) days following delivery of the Second Notice, conclude a transfer of any or all of the Subject Stock at the same or a greater price per Share and on other terms and conditions not materially more favorable to the transferring Stockholder than those described in the Transfer Notice. Any proposed transfer at a lower price per Share or on other terms or conditions materially more favorable to the transferring Stockholder than those described in the Transfer Notice, as well as any subsequent proposed transfer of any of the Subject Stock by the transferring Stockholder, shall again be subject to the rights of first refusal and shall require compliance by the transferring Stockholder with the procedures described in this Section. In addition, any sale of Preferred Stock by the transferring Stockholder to the proposed transferee identified in the Transfer Notice will also be subject to the co-sale rights set forth below.

(5)   Notwithstanding anything in this Section to the contrary, the purchase price for any purchase of Subject Stock by a non-transferring Stockholder, the Company or its assignees pursuant to this Section shall be paid entirely in cash. To the extent that all or any portion of the per Share consideration specified in a Transfer Notice is not cash, the cash purchase price per Share paid by the non-transferring Stockholders, the Company or its assignees shall equal the per Share cash consideration (if any) specified in the Transfer Notice plus the Fair Market Value of the non-cash consideration per Share as of the date the Transfer Notice is delivered to the Company. For purposes of this Agreement, the "**Fair Market Value**" of any non-cash consideration shall be determined as follows:

(i)   If the non-cash consideration consists of securities traded on a national securities exchange, such "Fair Market Value" shall mean the average daily closing sales price of such securities over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

(ii)   If the non-cash consideration consists of securities actively traded over-the-counter, such "Fair Market Value" shall mean the average of the closing bid prices over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

(iii)   If the non-cash consideration does not consist of publicly traded securities, such "Fair Market Value" shall be such amount as is determined to be the fair market value of the non-cash consideration as of the date such Fair Market Value is required to be determined hereunder as determined by (x) the Company and the holders of a majority of outstanding Company stock held by the non-transferring Stockholders, on the one hand, and the transferring Stockholder, on the other hand, through good faith negotiations; (y) an investment banking firm of good reputation mutually acceptable to both the Company and the non-transferring Stockholders, on the one hand, and the transferring Stockholder, on the other hand, if the Company, the non-transferring Stockholders and the transferring Stockholder do not agree upon the Fair Market Value of such non-cash consideration within ten (10) business days after the date as of which such Fair Market Value is to be determined; or (z) an investment banking firm of good reputation selected by two (2) investment banking firms of good reputation (one of which shall be chosen by the Company and the holders of a majority of outstanding Stock, on an as-converted-to-Common Stock basis, held by the non-transferring Stockholders, on the one hand, and one of which shall be chosen by the transferring Stockholder, on the other hand), if the Company, the non-transferring Stockholders and the transferring Stockholder do not mutually agree upon an investment banking firm to determine the Fair Market Value of the non-cash consideration pursuant to clause (y) above within ten (10) business days after the expiration of the ten (10) business day period referred to in clause (y) above. The fees and expenses of a mutually acceptable investment banking firm selected under clause (y) above shall be shared equally between the Company and the transferring Stockholder. The fees and expenses of an investment banking firm chosen by the Company and the non-transferring Stockholders under clause (z) above shall be borne by the Company, fees and expenses of an investment banking firm chosen by the transferring Stockholder under clause (z) above shall be borne by the transferring Stockholder, and the fees and expenses of the third investment banking firm selected by the first two (2) investment banking firms under clause (z) above shall be shared equally between the Company and the transferring Stockholder.

(6)   The obligations of a Stockholder under this Section shall be binding upon any transferee of Stock. Any transferee of Preferred Stock in a transaction subject to this Section who is not already a party to this Agreement shall, prior to the closing of the transfer, furnish to the Company a written agreement in form and content reasonably acceptable to the Company to be bound by and comply with all provisions of this Agreement applicable to a Stockholder.

(c)   No Transfer to Competitors. Without limiting this Section, without the prior written consent of the Company, Stockholder shall not sell or otherwise transfer (including by gift or operation of law) any Preferred Stock to (i) any third party that provides products or services that directly or indirectly compete with any products or services sold or provided by the Company ("**Competitor**"), (ii) any director or officer of any Competitor or (iii) any person who owns, or is part of a group acting in unison that owns, more than 5% of the outstanding voting securities of any Competitor.

(d)   Stop-Transfer Instructions; Refusal to Transfer. Stockholder acknowledges that, to ensure compliance with the restrictions set forth herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. In addition, the Company shall not be required (i) to transfer on its books any shares of Preferred Stock that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Preferred Stock or to accord the right to vote or pay dividends to any purchaser or other transferee to whom any shares of Preferred Stock have been sold or otherwise transferred in violation of any of the provisions of this Agreement.

11. <u>Drag-Along Rights</u>.

In the event that the holders of at least a majority of the outstanding capital stock of the Company (with Preferred Stock calculated on an as-converted-to-Common-Stock and non-diluted basis) (the "**Majority Holders**") accept an offer to purchase their Stock from a bona fide third party, the Majority Holders shall send a written notice (the "**Drag-Along Notice**") to the other Stockholders (the "**Drag-Along Sellers**") specifying the name of the purchaser, the consideration payable per Share, and a summary of the material terms of such proposed purchase. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell all of its Preferred Stock, free of any encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the Majority Holders (including payment of its pro rata share of all costs associated with such transaction), and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Preferred Stock in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Seller further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by the Majority Holders and hereby appoints the Majority Holders, acting jointly, as its attorney-in-fact to do the same on its behalf.

12. <u>Liquidation</u>.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), before any distribution or payment shall be made to the holders of Common Stock of the Company, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Preferred Stock held by them, an amount per share of Preferred Stock equal to the Purchase Price plus all declared and unpaid dividends on the Preferred Shares. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference set forth in this Section, then such assets (or consideration) shall be distributed first among the holders of the Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Preferred Stock as set forth in this Section, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably on an as-converted basis to the holders of the Common Stock.

13. <u>General Provisions.</u>

a.   <u>Notice.</u> Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided above, or to the Investor at the address provided to the Portal.

b.   <u>Modification.</u> This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.   <u>Governing Law.</u> This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

d.   <u>Arbitration.</u> Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The prevailing party shall be entitled to an award of reasonable attorney fees. The place of arbitration shall be Los Angeles, CA. Hearings will take place pursuant to the standard procedures of the Commercial Arbitration Rules that contemplate in person hearings. The arbitrators will have no authority to award punitive or other damages not measured by the prevailing party's actual damages, except as may be required by statute. The arbitrator(s) shall not award consequential damages in any arbitration initiated under this section. Any award in an arbitration initiated under this clause shall be limited to monetary damages and shall include no injunction or direction to any party other than the direction to pay a monetary amount. Each party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration.

e.   <u>Counterparts.</u> This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f.   <u>Electronic Signatures.</u> Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g.   Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h.   Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Preferred Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Livsn Designs, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: By:

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited